Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

January 9, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Recon Technology, Ltd (CIK 0001442620)
Registration Statement on Form F-3
File No. 333-292540
Request for Acceleration of Effective Date

Dear Sir or Madam:

Recon Technology, Ltd hereby withdraws its original request that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:30 p.m., Eastern Time, on Monday, January 12, 2026.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch of Kaufman & Canoles, P.C.

Very truly yours,

Recon Technology, Ltd

By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer